                                   EXHIBIT 12

                           FOSTER WHEELER CORPORATION

 STATEMENT OF COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES AND
        COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDEND REQUIREMENTS
                                    ($000'S)


                                            Fiscal Year
                                            -----------

                                           2000             1999               1998           1997          1996
                                        ---------         ---------         ---------      ---------      ---------

EARNINGS/(LOSS):
Net Earnings\(Loss) ...............     $  39,494         $(143,635)        $ (31,506)     $   5,624      $  82,240
Taxes on Income ...................        16,529           (46,891)           79,295         13,892         44,626
Total Fixed Charges ...............        95,973            94,036            88,994         84,541         74,002
Capitalized Interest ..............          (151)           (4,643)           (9,749)       (10,379)        (6,362)
Capitalized Interest Amortized ....         2,416             2,184             2,265          2,184          2,528
Equity Earnings of non-consolidated
   affiliated companies accounted
   for by the equity method, net
   of dividends ...................        (8,882)          (11,002)           (7,869)        (9,796)        (1,474)
                                        ---------         ---------         ---------      ---------      ---------
                                        $ 145,379         $(109,951)        $ 121,430      $  86,066      $ 195,560
                                        =========         =========         =========      =========      =========

FIXED CHARGES:
Interest Expense ..................     $  83,254(1)      $  70,213(1)      $  62,535      $  54,675      $  54,940
Capitalized Interest ..............           151             4,643             9,749         10,379          6,362
Imputed Interest on
   non-capitalized lease
   payment ........................        12,568            19,180            16,710         19,487         12,700
                                        ---------         ---------         ---------      ---------      ---------
                                        $  95,973         $  94,036         $  88,994      $  84,541      $  74,002
                                        =========         =========         =========      =========      =========

Ratio of Earnings to Fixed
   Charges ........................          1.51                --(2)           1.36           1.02           2.64
                                        =========         =========         =========      =========      =========



* There were no preferred shares outstanding during any of the periods indicated and therefore the consolidated ratio of earnings to fixed charges and combined fixed charges and preferred share dividend requirements would have been the same as the consolidated ratio of earnings to fixed charges and combined fixed charges for each period indicated.


(1) Includes in 2000 and 1999, dividends on preferred security of $15,750 and $15,181, respectively.
(2) Earnings are inadequate to cover fixed charges. The coverage deficiency is $203,987.